Filed by Royale Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aspen Exploration Corporation

SEC File No. 001-12531

November 20, 2008 – For Immediate Release

Royale Energy, Inc., to Commence Exchange Offer for Aspen Exploration, Inc.

SAN DIEGO, CA, November 20, 2008. Royale Energy, Inc. (NASDAQ: ROYL) today announced that it will commence an exchange offer for a minimum of 48% and a maximum of 55% of the outstanding shares of common stock of Aspen Exploration Corporation (OTC Bulletin Board: ASPN.OB). The exchange ratio will be one share of Royale common stock for every 2.75 shares of Aspen common stock.

On November 19, 2008, the closing price of a share of Royale common stock was $2.75 and the closing price of a share of Aspen common stock was $1.02. Based on these closing prices, the exchange ratio for the offer represents a value of $1.00 per share of Aspen common stock.

The exchange offer will be conditioned upon, among other things, a registration statement for the issuance of Royale shares in the exchange offer being declared effective by the Securities and Exchange Commission; at least 48% of Aspen’s shares being validly tendered in the exchange offer and not withdrawn; the expiration or termination of any waiting periods under applicable antitrust laws; receipt of any required consents under the terms of Aspen’s debt agreements, and listing of the Royale stock to be issued in the exchange on NASDAQ. The complete terms and conditions of the exchange offer will be set forth in the registration statement and other offering documents to be filed by Royale with the Securities and Exchange Commission.

This press release is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Royale will file a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and stockholders of Aspen are advised to read this registration statement and other disclosure materials, when they become available, carefully because they will contain important information about Royale, Aspen and the exchange offer. Investors and stockholders of Aspen may obtain a free copy of the disclosure materials and other documents to be filed by Royale with the Securities and Exchange Commission at the SEC’s website, www.sec.gov. A free copy of the disclosure materials and other documents of Royale may also be obtained from Royale by requesting them from the Director of Marketing and PR, Royale Energy, Inc., 7676 Hazard Center Drive, Suite 1500, San Diego, California 92108 (telephone 619-881-2800).